August 17, 2007	Mary E. Weber 617-951-7391 Mary.Weber@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Fifth Street, N.E.
Washington, DC 20549

Attention:  Kate Tillan

Re:  SEC Comment Letter dated August 8, 2007
       pSivida Limited
       Form 20-F for the fiscal year ended June 30, 2006
       File No. 000-51122

Dear Ms. Tillan:

On behalf of pSivida Limited, an Australian public limited liability company (the “Company”), this letter responds to comments provided in your letter dated August 8, 2007 (the “Comment Letter”) in connection with the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.

B.  Business Overview, page 22

Strategic Collaborations, page 29

Alimera Sciences, Inc., page 31

1.
You disclose that you entered into a non-binding memorandum of understanding with Nordic Biotech Advisors. Please tell us and clarify in future filings how you will account for the development costs incurred under the Alimera agreement.

2.
We note that Nordic will invest $4 million in shares of your preferred stock and invest $22 million over time. Please tell us and clarify in future filings whether the additional $22 million investment will be in shares of your preferred stock. We note the disclosure on page 32 that you “agreed to file a resale registration statement to register the sale by Nordic of ADSs into which its preferred stock, warrants and investment could be converted.” Please tell us and clarify in future filings the nature of the ‘investment.’

3.
Further, please reconcile the amounts that Nordic will invest. In the second to last paragraph on page 31 you disclose that Nordic will invest $4 million on closing in preferred shares and another $22 million over time. In the first paragraph on page 32 you disclose that Nordic will invest $3.5 million in Medidur and the remaining $18.5 million in regular installments. Tell us and revise future filings to disclose whether the amounts on page 32 are in addition to the amounts on page 31.

4.
Please tell us the significant terms of the preferred shares, warrants and ‘investment’ and how you will account for both under A-IFRS and U.S. GAAP, including a discussion of the Medidur profit sharing terms.

RESPONSE TO COMMENTS 1 THROUGH 4

Nordic Biotech Advisors’ investment in the Company’s equity pursuant to the provisions of the November 13, 2006 non-binding Memorandum of Understanding (the “Memorandum”) was never consummated. Accordingly, the comments above are no longer applicable.

Consolidated Financial Statements

Note 29. Reconciliation to US GAAP, page F-64

(e) Sale and leaseback transaction, page F-67

5.
We reference the US GAAP adjustment related to the sale and leaseback transaction - deferred gain. Please tell us how you considered EITF 01-3 and Example 3 therein, in determining the appropriate accounting for the sale lease back under US GAAP. In your response, please clarify why you have assumed a legal obligation related to the deferred gain originally recorded by CDS.

RESPONSE TO COMMENT 5

Upon further evaluation of the sale and leaseback transaction, giving consideration to EITF 01-3 and Example 3 therein, the Company has concluded that it did not assume a legal obligation related to the deferred gain originally recorded by CDS. Further, as the terms of the lease appear to be reasonable in light of market conditions at the date of acquisition of CDS, the operating lease commitment was neither favorable nor unfavorable. On that basis, the Company has concluded that the deferred gain attributable to the sale and leaseback transaction should not have been included in the US GAAP purchase price allocation for the acquisition of CDS.

The Company has performed a SAB 99 analysis and has concluded that the impact of the inclusion of the deferred gain on its financial statements as of and for the year ended June 30, 2006, in the light of surrounding circumstances and considering both quantitative and qualitative factors, is immaterial. The impact of the misstatement to the US GAAP reconciliation as of and for the year ended June 30, 2006 is 0.16% of US GAAP net loss and 0.06% of US GAAP shareholders’ equity. There is no impact on prior periods as the acquisition of CDS was consummated in December 2005.

As the revised accounting treatment under US GAAP is consistent with that under A-IFRS, there is no longer a GAAP difference. On that basis, the Company intends to make a prospective adjustment to eliminate this GAAP difference in the reconciliation to US GAAP as of and for the year ended June 30, 2007.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

I hope that the foregoing has been responsive to your comments. If you have any questions about this letter or require any further information, please call Richard Gluckselig at 212-841-0445 or me at 617-951-7391. Thank you for your assistance.

Respectfully submitted,

/s/  Mary E. Weber

cc:	Mr. Michael J. Soja
Chief Financial Officer
pSivida Limited

Ms. Lori Freedman, Esq.
Vice President, Corporate Affairs & General Counsel
pSivida Limited

Mr. Peter Rupp
Deloitte Touche Tohmatsu

Mr. Richard Gluckselig, Esq.
Ropes & Gray LLP